9589 0710 5270 2556 2777 80

U.S. Postal Service™
CERTIFIED MAIL® RECEIPT
Domestic Mail Only

For delivery information, visit our website at *www.usps.com®*.

Washington, DC 20549

OFFICIAL USE

Certified Mail Fee	$4.85
$	$0.00
Extra Services & Fees *(check box, add fee as appropriate)*	
☐ Return Receipt (hardcopy)	$ $0.00
☐ Return Receipt (electronic)	$ $0.00
☐ Certified Mail Restricted Delivery	$ $0.00
☐ Adult Signature Required	$ $0.00
☐ Adult Signature Restricted Delivery	$
Postage	$2.04
Total Postage and Fees	$6.89

Postmark Here

LOOP RETAIL STORE 60604 — FEB 27 2025 — USPS — 0041 07 — 02/27/2025

Sent To: S.E.C. Division of Trading Markets

Street and Apt. No., or PO Box No.: Mailstop 7010; 100 F St. NE

City, State, ZIP+4®: Washington, DC 20549

PS Form 3800, January 2023 PSN 7530-02-000-9047 See Reverse for Instructions

9589 0710 5270 2556 2778 03

U.S. Postal Service™
CERTIFIED MAIL® RECEIPT
Domestic Mail Only

For delivery information, visit our website at *www.usps.com®*.

Chicago, IL 60604

OFFICIAL USE

Certified Mail Fee	$4.85
$	$0.00
Extra Services & Fees *(check box, add fee as appropriate)*	
☐ Return Receipt (hardcopy)	$ $0.00
☐ Return Receipt (electronic)	$ $0.00
☐ Certified Mail Restricted Delivery	$ $0.00
☐ Adult Signature Required	$ $0.00
☐ Adult Signature Restricted Delivery	$
Postage	$2.04
Total Postage and Fees	$6.89

Postmark Here

LOOP RETAIL STORE 60604 — FEB 27 2025 — 0041 07 — 02/27/2025

Sent To: Securities & Exchange Commission

Street and Apt. No., or PO Box No.: 175 W. Jackson Blvd., Suite 1450

City, State, ZIP+4®: Chicago, IL 60604

PS Form 3800, January 2023 PSN 7530-02-000-9047 See Reverse for Instructions

UNITED STATES POSTAL SERVICE.

LOOP CLARK STREET
211 S CLARK ST
CHICAGO, IL 60604-9998
(800)275-8777

02/27/2025 01:04 PM

Product	Qty	Unit Price	Price
First-Class Mail® Large Envelope	1		$2.04
Chicago, IL 60604			
Weight: 0 lb 2.90 oz			
Estimated Delivery Date Sat 03/01/2025			
Certified Mail®			$4.85
Tracking #: 9589 0710 5270 2556 2778 03			
Total			$6.89
First-Class Mail® Large Envelope	1		$2.04
Washington, DC 20549			
Weight: 0 lb 2.80 oz			
Estimated Delivery Date Mon 03/03/2025			
Certified Mail®			$4.85
Tracking #: 9589 0710 5270 2556 2777 80			
Total			$6.89
		$0.73	$0.73